ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item	1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item	2. Date of Material Change

September 6, 2016

Item	3. News Release

The news release was disseminated by CNW and filed on SEDAR on September 6, 2016.

Item	4. Summary of Material Change

The Company reported that it completed the sale of its 82 percent interest in the Jinfeng mine to a wholly-owned subsidiary of China National Gold Group Corporation (“CNG”) as previously announced on April 26, 2016.

Item	5. Full Description of Material Change

5.1 Full Description of Material Change

See the Company’s press release dated September 6, 2016 attached hereto as Appendix “A” for a complete description of the material change. See also the Company’s press release dated April 26, 2016 announcing the sale of the Company’s interest in the Jinfeng mine.

For further details, please see the share purchase agreement dated April 25, 2016 among the Company, Sino Gold Mining Pty. Limited, China National Gold Group Hong Kong Limited and CNG filed on SEDAR.

5.2 Disclosure for Restructuring Transaction

N/A

Item	6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item	7.

Omitted Information

Not applicable.

Item	8. Executive Officer

                                             Name of Executive Officer: Dawn Moss
                                                                                            Corporate Secretary

                                             Telephone number:             (604) 601 6655

Item	9. Date of Report

September 15, 2016

APPENDIX “A”

NEWS RELEASE
TSX: ELD NYSE: EGO	September 6, 2016

Eldorado Announces Closing of Jinfeng Transaction

VANCOUVER, BC, September 6, 2016 – Eldorado Gold Corporation, (“Eldorado” or “the Company”) is pleased to announce that the Company has completed the sale of its 82 percent interest in the Jinfeng mine to a wholly-owned subsidiary of China National Gold Group Corporation as previously announced April 26, 2016.

“We are pleased to have completed the sale of our interest in the Jinfeng mine and expect the previously announced sale of our interest in the White Mountain and Tanjianshan Mines and the Eastern Dragon Development Project to continue on schedule and close in the fourth quarter. These transactions surface meaningful value to Eldorado and further strengthen our financial flexibility to advance our internal project pipeline.” said Paul Wright, Eldorado’s President and Chief Executive Officer.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made in this news release may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", “targets”, “targeted”, “expect”, "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information in this news release include, but are not limited to the Company’s Announcement of the Closing of the Jinfeng Transaction and the sale of the remaining assets of the Company in China.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including assumptions about the ability closing of both Chinese sale transactions, including liability and timing of meeting the closing conditions, the political and economic environment that we operate in, the future price of commodities, anticipated costs and expenses and the impact of the disposition on the Company’s business.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  closing of the transactions not occurring or delayed, , change in the use of proceeds, political, economic, environmental and permitting risks, regulatory restrictions, gold price volatility, discrepancies between actual and estimated production, estimated mineral reserves and resources and metallurgical recoveries; mining operational and development risks , litigation risks, regulatory restrictions, including environmental and permitting regulatory restrictions and liabilities, internal and external approval risks, risks of sovereign investment, risks of advancing the Chinese monetization process and impact of the completion of the Jinfeng Transaction and the proposed sale of our interests in the Tanjianshan and White Mountain Mines and the Eastern Dragon Development Project on the Company, currency fluctuations; speculative nature of gold exploration, global economic climate; dilution, share price volatility; competition, loss of key employees, additional funding requirements, and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 601 6701 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com